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SEC FILE NUMBER
8-66476

ANNUAL AUDITED REPORT
FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NGAS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Prosperous Place
(No. and Street)

Lexington	KY	40509
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katherine Anderson — 404-303-8840
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hall, Kistler & Company LLP
(*Name - if individual, state last, first, middle name*)

220 Market Avenue, S., Suite 700, Canton, Ohio 44702

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/9/2011

OATH OR AFFIRMATION

I, Katherine Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NGAS Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BENGIE MAR S DIAMOS
MY COMMISSION EXPIRES
NOTARY
PUBLIC
FEBRUARY 15, 2014
FORSYTH COUNTY, GEORGIA

Notary Public

Signature

FINOP

Title

This report **contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

sound ideas. solid answers.

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

INDEPENDENT AUDITOR'S REPORT

Board of Directors
NGAS Securities, Inc.
Lexington, KY

We have audited the accompanying statement of financial condition of NGAS Securities, Inc. (the "Company") as of December 31, 2010, and the related statement of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NGAS Securities, Inc. at December 31, 2010, and the results of their operations and their cash flows for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note E to the financial statements, the parent company of the Company's parent company has entered into an arrangement agreement to be acquired by another company. Due to the fact that the Company is dependent on its parent as its sole source of revenue, these conditions raise doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Hall, Kistler & Company LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
February 10, 2011

STATEMENT OF FINANCIAL CONDITION

NGAS SECURITIES, INC.

December 31, 2010

ASSETS

CURRENT ASSETS		
Cash	$	117,861
Accounts receivable - trade		-
Accounts receivable - related party		62,600
TOTAL CURRENT ASSETS		180,461
FIXED ASSETS		
Furniture and fixtures, net of accumulated depreciation of $58,972		9,483
TOTAL ASSETS	$	189,944

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	52,576
TOTAL LIABILITIES		52,576
SHAREHOLDER'S EQUITY		
Capital stock:		
Common, no par value:		
1,000 shares authorized, 120 shares issued and outstanding, $1,000 stated value		120,000
Paid-in capital		125,000
Retained earnings		(107,632)
TOTAL SHAREHOLDER'S EQUITY		137,368
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	189,944

See independent auditor's report and notes to financial statements.

STATEMENT OF OPERATIONS

NGAS SECURITIES, INC.

For the year ended December 31, 2010

REVENUES		
Service fee and commission income - related party	$	1,546,077
EXPENSES		
Commissions and fees		636,033
Employee compensation and benefits		738,535
Business travel		159,646
Office and printing		174,836
Occupancy		83,842
Legal and accounting		18,013
Miscellaneous		2,420
Depreciation		7,018
Maintenance		3,201
		1,823,544
NET (LOSS) BEFORE TAXES		(277,467)
Income tax expense (benefit) - current		(107,000)
NET (LOSS) AFTER TAXES	$	(170,467)

See independent auditor's report and notes to financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

NGAS SECURITIES, INC.

For the year ended December 31, 2010

	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL SHAREHOLDER'S EQUITY
Balance at January 1, 2010	$ 120,000	$ 125,000	$ 62,835	$ 307,835
Cash contributed	-	-	-	-
Net (loss)	-	-	(170,467)	(170,467)
Dividends paid	-	-	-	-
Balance at December 31, 2010	$ 120,000	$ 125,000	$ (107,632)	$ 137,368

See independent auditor's report and notes to financial statements.

STATEMENT OF CASH FLOWS

NGAS SECURITIES, INC.

For the year ended December 31, 2010

Cash flows from operating activities:		
Net (loss)	$	(170,467)
Adjustment to reconcile net (loss) to net cash provided by (used in) operating activities:		
Depreciation		7,018
Changes in assets and liabilities:		
Decrease in accounts receivable		166,136
Increase in accounts payable		25,920
Net cash provided by operating activities		28,607
Cash flows from investing activities		-
Cash flows from financing activities		-
Net increase in cash		28,607
Cash at beginning of year		89,254
Cash at end of year	$	117,861

See independent auditor's report and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NGAS SECURITIES, INC.

December 31, 2010

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

NGAS Securities, Inc. ("the Company") is a registered broker-dealer in Lexington, KY and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of NGAS Production Co. The Company receives income related to oil and gas ventures and programs.

Income Taxes

The Company and NGAS Production Co. file a consolidated Federal income tax return. Federal income tax is calculated utilizing an effective tax rate of approximately 40%. The Company records its share of the consolidated Federal income tax expense (benefit) and that amount is remitted to or received from NGAS Production Co.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Furniture and Fixtures

Assets are carried at cost. Major additions and improvements are capitalized, while maintenance and repairs, including the replacement of minor items, are expensed as incurred. When retired or otherwise disposed of, the related carrying value and accumulated depreciation are cleared from the respective accounts. Depreciation is provided over the estimated useful lives of the related assets over the straight-line method from 5-7 years. Depreciation expense for the year ended December 31, 2010 amounted to $7,018.

Revenue Recognition

Service fee and related fee income are recorded as services are performed.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Positions

The Company adopted the provisions of FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes.* The provisions prescribe a two-step process for recognizing and measuring income tax uncertainties. First, a threshold condition of "more likely than not" should be met to determine whether any of the benefit from an uncertain tax position should be recognized in the financial statements. If the recognition threshold is met, FASB ASC 740-10 provides additional guidance on measuring the amount of the uncertain tax position. The Company may recognize a tax benefit from an uncertain tax position under FASB ASC 740-10 only if it is more likely than not that the tax position will be sustained on examination by taxing authorities based on the technical merits of the position. The tax benefit recognized in the financial statements from an uncertain position should be measured under FASB ASC 740-10 based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. FASB ASC 740-10 also provides guidance on derecognition, classification, transition and increased disclosure of uncertain tax positions. The Company recognized no liability for unrecognized tax benefits resulting from the adoption of FASB ASC 740-10 for the initial application date and as of December 31, 2010.

The Company filed a consolidated return with its parent NGAS Production, Inc. During the year ended December 31, 2010, the Parent has not incurred any interest or penalties on its income tax returns. The Parent's tax returns are subject to possible examination by the taxing authorities. For Federal income tax purposes the tax returns essentially remain open for possible examination for a period of three years after the date on which those returns are filed.

Subsequent Events

The Company has evaluated subsequent events through February 10, 2011, the date which the financial statements were available to be issued.

NOTE B – TRANSACTIONS WITH RELATED PARTY

During 2010, the Company collected service fees and commission income of $1,546,077 from NGAS Production Co. Amounts receivable from NGAS Production Co. as of December 31, 2010 are $62,600.

See independent auditor's report.

NOTE C – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of $5,000 minimum net capital as a broker who does not carry customers' accounts. The SEC requires that the ratio of the aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2010, the Company had net capital, as defined, of $65,285 which was $60,285 above its required net capital of $5,000, and aggregate indebtedness of $52,576. The aggregate indebtedness to net capital ratio, as defined was .81 to 1.

NOTE D – EMPLOYEE BENEFIT PLAN

The Company maintains a salary deferral plan under section 401(k) of the Internal Revenue Code. The plan allows all eligible employees to defer up to 15% of their annual compensation through contributions to the plan, with matching contributions by the Company up to 3% of the participating employees' compensation, plus half of their plan contributions between 3% and 5% of annual compensation. The deferrals accumulate on a tax deferred basis until a participating employee withdraws the funds allowable based on a vesting schedule. The Company's matching contributions totaled $30,015 for the year ended December 31, 2010.

NOTE E – GOING CONCERN

The Company's sole customer and sole source of revenue is its parent, NGAS Production Co. NGAS Production is wholly owned by NGAS Resources, Inc. On November 9, 2010, NGAS Resources announced that there was a leverage coverage covenant default on its credit agreement and a related cross default on its convertible notes payable. NGAS Resources was unable to obtain a timely waiver of the covenant default, and the cross default enabled the holders of the convertible notes to demand payment. On December 23, 2010, NGAS Resources entered into an arrangement agreement with Magnum Hunter Resources, Inc. whereby NGAS Resources would be acquired by Magnum Hunter in a stock-for-stock deal. NGAS Resources and all subsidiaries would thus become a wholly-owned subsidiary of Magnum Hunter Resources. Because NGAS Resources management has

NOTE E – GOING CONCERN (CONTINUED)

recommended that shareholders vote for the proposal, and because NGAS Production serves as the sole customer and sole source of revenue for NGAS Securities, there is doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

NGAS SECURITIES, INC.

December 31, 2010

NET CAPITAL		
Total shareholder's equity qualified for net capital	$	137,368
Deduct nonallowable assets:		
Accounts receivable - other		-
Accounts receivable - related party		62,600
Furniture and fixtures - net of accumulated depreciation		9,483
NET CAPITAL	$	65,285
TOTAL AGGREGATE INDEBTEDNESS	$	52,576
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	5,000
Excess net capital	$	60,285
Excess net capital at 1,000%	$	60,027
Ratio: Aggregate indebtedness to net capital		.81 to 1
RECONCILIATION OF FINANCIAL STATEMENTS TO FOCUS REPORT		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	65,285
Net capital above	$	65,285

See independent auditor's report.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3

NGAS SECURITIES, INC.

December 31, 2010

The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

See independent auditor's report.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

NGAS SECURITIES, INC.

December 31, 2010

The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

See independent auditor's report.

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

soundideas. solidanswers.

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

Board of Directors
NGAS Securities, Inc.
Lexington, Kentucky

We have audited the financial statements of NGAS Securities, Inc. as of December 31, 2010. In connection therewith, at your request, we have performed the following procedures with respect to the SIPC 2010 Annual General Assessment Reconciliation Form and the accompanying schedule of SIPC assessment payments:

1. Compared the listed assessment payments with the respective cash disbursement entries;
2. Compared amounts reported from the beginning of the fiscal year to the end of the fiscal year in the Company's financial statements with amounts reported in the Annual General Assessment Reconciliation Form (Form SIPC-7T);
3. Compared adjustments reported in Form SIPC-7T with supporting schedules and working papers; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the schedules and working papers supporting adjustments.

We make no representation as to questions of legal interpretation of the applicable instructions or as to the sufficiency for the Securities and Exchange Commission's or SIPC's purposes of the procedures enumerated in the preceding paragraph; also, such procedures would not necessarily reveal misstatements of "gross revenues from securities business" reported in financial statements.

As a result of performing the foregoing procedures, nothing came to our attention that caused us to believe that amounts shown on the accompanying schedule of SIPC assessment payments were not determined in accordance with the applicable instructions to Form SIPC-7T.

Hall, Kistler & Company LLP

Certified Public Accountants

Canton, Ohio
February 10, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31 , 20 10

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066476 FINRA DEC
NGAS Securities, Inc.
120 Prosperous Place - Suite 201
Lexington, KY 40509

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Katherine Anderson 404-303-8840 ext 202

2. A.	General Assessment (item 2e from page 2)	$ 0
B.	Less payment made with SIPC-6 filed (exclude interest) July 2010 Date Paid	(150)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	(150)
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ (150)
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 0	
H.	Overpayment carried forward $(150)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NGAS Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial and Operations Principal
(Title)

Dated the 22 day of February , 20 11 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 10
and ending December 31, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,544,595

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Private placements of non-registered limited partnership units 1,544,595

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0025 $ 0

(to page 1, line 2.A.)

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

soundideas. solidanswers.

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

Board of Directors
NGAS Securities, Inc.
120 Prosperous Place – Suite 201
Lexington, Kentucky 40509-1866

In planning and performing our audit of the financial statements of NGAS Securities, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all matters in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hall, Kistler & Company LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
February 10, 2011